July 06, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street N.E.

Washington, D.C 20549

Attention: Irene Paik and Erin Jaskot

Re: Skinvisible, Inc.

Amendment No. 1 to

Preliminary Proxy Statement on Schedule 14A Filed June 11, 2018

File No. 000-25911

Ladies and Gentlemen:

This letter is being submitted in response to comments provided by the Staff of the Division of Corporation Finance, Office of Healthcare & Insurance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated June 20, 2018 with respect to the above-referenced preliminary proxy statement on Schedule 14A filed by Skinvisible, Inc. (the “Company”).

Please find the Company’s response to the Staff’s comments below. For your convenience, the Staff’s comments are shown immediately preceding the Company’s responses thereto. In addition, and concurrently herewith, the Company has filed on EDGAR a revised preliminary proxy statement including the changes discussed below made in response to the Staff’s comments.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A filed June 11, 2018 Merger Consideration, page 21

1.	We note your revisions to the proxy statement in response to our prior comment 3. Please further revise your disclosure to include quantitative examples of the potential dilutive effect on existing Skinvisible shareholders based on estimates of the number of shares that you may issue pursuant to the Debt Conversion Agreements and in the Private Placement. Please also explain how this will impact the percentage ownership held by existing Skinvisible shareholders in the Combined Company.

Response:

In response to the Staff’s comment, quantitative examples of the potential dilutive effect on existing Skinvisible shareholders have been added as a result of Debt Conversion and the Private Placement. The impact on existing Skinvisible shareholders as a result of the debt conversion and the Private Placement has been explained.

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U.S. Securities and Exchange Commission

June 11, 2018

2.	Based on the calculations you provide on page 21, it appears that the Exchange Ratio will be reduced from approximately 27.5% to a percentage equal to (i) 27.5% minus (ii) the product of (x) 0.000004 and (y) the amount of the remaining indebtedness rather than (x) 0.00000004 and (y) the amount of the remaining indebtedness. Please revise your disclosure throughout the proxy statement accordingly. In addition, where you disclose that the Exchange Ratio of 27.5%, please also disclose the reduced Exchange Ratio in the event that the none of the third party indebtedness is converted.

Response:

Based on Staff’s comments, the exchange ratio disclosure has been revised accordingly. Additional disclosure regarding the reduced Exchange Ratio, in the event no third part debt is converted, has been added where the ratio of 27.5% is disclosed.

Background of the Merger, page 22

3.	We note your revisions in response to our prior comment 4. Please expand your disclosure to discuss how you and Quoin arrived at the Exchange Ratio, including any valuations considered by each of the parties.

Response:

In response to the staff’s comments, this section has been expanded to include discussion of how the Exchange Ratio was arrived at and what other valuations were considered by both parties.

Information with Respect to Quoin Overview, page 31

4.	We note your revisions in response to our prior comment 6 and reissue in part. Please expand your disclosure to include a description of any material intellectual property that Quoin owns and/or licenses and any material license/collaboration agreements to which you are party, including any agreements with the US Department of Veterans Affairs. In your description of the Polytherapeutics agreement, please also disclose the royalty percentage payable, the royalty term, and any term and termination provisions.

Response:

In response to the Staff’s comments, additional disclosure has been added describing Quoin’s intellectual property, license agreements and its relationship with the US Department of Veteran Affairs

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U.S. Securities and Exchange Commission

June 11, 2018

5.	We note your revised disclosure on page 32 that Quoin has not initiated any formal clinical testing for QRX001 and QRX002 nor has it filed any IND's or held discussions with the FDA. Please clearly state throughout your proxy statement, including each place that you discuss Quoin's business, that Quoin is a preclinical stage company and has not had any discussions with the FDA. Please also remove your statement that Quoin expects to generate Phase 2 data in 2018 given that it has not yet started Phase 1 trials and has not submitted an IND. In addition, please explain the statement on page 24 that Quoin's management has guided their product through successful negotiations with the FDA from pre-IND through the end of Phase 2. If this statement refers to an alternative product at a different company, please make this clear. We also note statements throughout that Quoin has a broad relationship with the VA for the development of QRX002 and the VA has appointed two of its top researchers as Principal Investigators for clinical development which will be performed at VA facilities. Please disclose whether you have any written agreements with the VA or the Principal Investigators relating to the clinical development of QRX002. If not, please disclose whether the VA and/or the Principal Investigators are obligated to participate in the clinical development and whether the VA has committed any funding toward the development.

Response:

In response to the Staff’s comments, additional disclosure has been added, wherever Quoin’s business is discussed, that Quoin is a preclinical stage company and has not yet had any discussions with the FDA. The statement regarding the generation of Phase 2 data in 2018 by Quoin has been amended as requested.

Additional clarification has been added on page 24 that Quoin’s management team previous successful negotiations with the FDA took place at a prior company and not Quoin. Additional disclosure outlining the nature of the relationship between Quoin and the VA has been added, including disclosure regarding any obligations the VA or the Principal Investigators has to Quoin and whether the VA has provided any funding to Quoin.

Unaudited Pro Forma Condensed Combined Financial Statements, page 40

6.	We note your revisions to the proxy statement in response to our prior comment 5. Please also provide two years of audited financial statements and quarterly financial information for the quarter ended March 31, 2018 pursuant to Item 17(b)(7) and (8) of Form S-4.

Response:

Please be advised that the proxy statement has been revised to include financial information to include the quarter ended March 31, 2018 in accordance 17(b)(7) and (8) of Form S-4. However, with respect to Quoin Pharmaceuticals, Inc., the Company has not obtained an audit of its financial statements for the fiscal year ended December 31, 2017. As noted on page 32 of Amendment No. 2: "…To date, Quoin has not commercialized any products and has not generated any revenue. The majority of Quoin’s operating expenses thus far have been associated with the establishing the corporation, completing due diligence on various technologies, acquiring Polytherapeutics, negotiating and finalizing the merger agreement with Skinvisible, and building its pipeline products. Quoin has been funded privately by its’ founders. Estimated outstanding payables and expenses accrued and owed include $941,887 to Dr. Myers and $970,981 to Ms. Carter. Quoin also has outstanding legal fees payable to counsel of $[375,000]"

Furthermore, as noted in the Pro Forma financial information presented at page 41 of Amendment No. 2 to the proxy statement, at December 31, 2017 and March 31, 2018, Quoin has no assets on its Balance Sheets, no revenue and no income. The entirety of financial information available for Quoin for the indicated periods consists of expenditures by its founders in connection with the formation and creation of the Company and the negotiation of the transactions reflected and described in Amendment No. 2 to the proxy statement. This information is presented and is, in fact not substantial. Please also note, that Quoin has never engaged an auditor to complete an audit of its financial statements.

As a result, the Company does not believe that an audit is required for Quoin's financial statements presented in the proxy statement. In this regard, please note Form S-4, Item 17, Instruction 1, which states: The required financial statements required by this paragraph for the latest fiscal year need be audited only to the extent practicable.

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U.S. Securities and Exchange Commission

June 11, 2018

In addition, please note the Division of Corporation Finance's Financial Reporting Manual, Section 2200.7, which states when the target is a non-reporting company and the Form S-4 is not being used for resale to the public by any person who is deemed an underwriter within the meaning of Securities Act Rule 145(c), then the target's latest fiscal year financial statements need be audited only if it is " practicable " to do so. Quoin has never engaged an accounting firm to audit its financial statements and did not see the need to do so here. However, if deemed necessary, as described below, an audit may be completed and filed in a Form 8-K filed by the Company following consummation of the merger.

In addition, including an audit opinion will provide no additional probative information to the Company's shareholders in making a determination whether to approve the transaction. There is so little financial information that would be applicable with or without an audit, that it would appear the decision whether to support or reject the merger would be based entirely on information relating to non-financial information included in the filing.

Finally, as to practicability, although there would appear to be a straightforward path for Quoin to obtain an audit of its financial information, the amount of time (particularly as the issue has arisen later in the process) that the completion of the process would take, coupled with the financial outlay necessary, makes obtaining an audit impracticable in light of the time constraints and deadlines associated with the pending transaction.

Sincerely,

Skinvisible, Inc.

/s/ Terry Howlett

President and Chief Executive Officer

cc: Scott Doney

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